OUTCROP GOLD ANNOUNCES $2 MILLION PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

October 25, 2019. Vancouver, BC, Canada – Outcrop Gold Corp. (TSXV: OCG) (“Outcrop”) is pleased to announce that it proposes to raise up to C$2 million by way of a non-brokered private placement of up to 20 million units at a price of C$0.10 per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share of Outcrop at a price of C$0.20 for a period of five years from the date of closing of the private placement.

The private placement is subject to stock exchange approval. Proceeds will be used to advance primary projects in Colombia and for general corporate purposes.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia with an emphasis on acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.